                                                       COMMISSION FILE NO. 1-496


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1999




                               Title of the Plan:


           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

                  Issuer of the securities held pursuant to the
                                     Plan:



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN




                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 1999 and 1998



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the year ended December 31, 1999


                          NOTES TO FINANCIAL STATEMENTS


                             SUPPLEMENTAL SCHEDULES:
       Schedule H, Part IV, Item 4i - Assets Held for Investment Purposes
                              at December 31, 1999
                    Schedule H, Part IV, Item 4j - Schedule
                       of Reportable Transactions for the
                          Year Ended December 31, 1999


                        REPORT OF INDEPENDENT ACCOUNTANTS


                                  EXHIBIT INDEX

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                        DECEMBER 31,

                                  1999              1998
                                  ----              ----
      ASSETS
Investments at fair value      $394,090,238      $352,753,867
Contribution receivable             299,289           302,524
Cash                                 41,621           120,958
                               ------------      ------------
                                394,431,148       353,177,349
    LIABILITIES
Accrued interest payable            299,289           302,524
Loan payable                     92,500,000        93,500,000
                               ------------      ------------
Net Assets Available for
Benefits                       $301,631,859      $259,374,825
                               ============      ============



   The accompanying notes are an integral part ofthese financial statements.

           BETZDEARB0RN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                           Year Ended
                                                       December 31, 1999
ADDITIONS:
         ADDITIONS TO NET ASSETS ATTRIBUTED TO:
         INVESTMENT INCOME:
             Net appreciation in fair value of
                investments                             $ 55,450,543
             Interest                                      1,684,735
             Dividends                                     7,045,321
                                                        ------------
                                                          64,180,599
         CONTRIBUTIONS:
             Participant                                  13,864,495
             Employer                                      3,174,581
                                                        ------------
                                                          17,039,076
                                                        ------------
                Total additions                           81,219,675

         DEDUCTIONS:

         DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
             Benefits paid to participants                30,625,446
             Interest expense                              8,329,565
             Administrative expenses                           7,630
                                                        ------------
                Total deductions                          38,962,641
                                                        ------------
                Net increase                              42,257,034

         NET ASSETS AVAILABLE FOR BENEFITS:
             Beginning of year                           259,374,825
                                                        ------------
             End of year                                $301,631,859
                                                        ============


   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         The following description of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan, which covers substantially all domestic employees of the former BetzDearborn Inc. who have attained age 21. (See Note 2.) The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Under the 401(k) provisions of the Plan, employees can contribute on a pretax basis 2% to 15% of salary, the first 6% being matched 50% by Hercules Incorporated (the Company) in the form of Hercules Incorporated common stock.

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

         After satisfying the 401(k) matching contributions and dividends, the remaining allocable common shares are allocated to individual participants' accounts as of December 31 of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a Plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future Plan years during the term of the loan.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are held by Putnam Fiduciary Trust Company (the Trustee). The Trustee also performs recordkeeping for the Plan.

         The Plan includes an employee loan provision authorizing participants to borrow up to 50% of withholdings and earnings, up to $50,000. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months. The loans bear interest at a rate of 2% over prime, set on the first day of each quarter. The loans are repaid over the term in bi-weekly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value.

         Hercules Incorporated Common Stock and investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. Series A ESOP Convertible Preferred Stock of the former BetzDearborn Inc. was stated at aggregate current value as determined by an independent securities appraisal company. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

         Withdrawals are recorded upon distribution.

         The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     ACQUISITION
         On October 15, 1998, the Company acquired all of the outstanding common stock of BetzDearborn Inc. for $72 per share and exchanged $186 million in Hercules Common Stock for the Series A Convertible Preferred shares held by the BetzDearborn ESOP Trust. Hercules became the sponsor of the BetzDearborn ESOP and related trust as a long-term benefit for substantially all of BetzDearborn's U.S. employees.

3.       INVESTMENTS
       The fair value of the Plan's investments that represent five percent or more of net assets available for benefits at December 31, 1999 or 1998 are as follows:

                                                1999              1998
                                                ----              ----
      Hercules Incorporated Common Stock    $ 31,915,715      $ 11,670,615
      Hercules Incorporated ESOP Stock*      156,733,250       159,565,985
      The Putnam Fund for Growth & Income     32,693,527        40,022,931
      Putnam New Opportunities Fund           30,705,452        18,097,287
      Putnam Voyager Fund                     71,358,867        51,969,856
      Putnam Money Market Fund                23,987,449        37,019,453


*Nonparticipant-directed

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $55,450,543 as follows:

         Common stock                                         $ 4,622,659
         Mutual funds                                          50,827,884
                                                              -----------
                                                              $55,450,543
                                                              ===========

4.       NONPARTICIPANT-DIRECTED INVESTMENTS
       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          December 31,
                                                                          ------------
                                                        1999                                   1998
                                                        ----                                   ----
                                            Allocated         Unallocated           Allocated       Unallocated
                                            ---------         -----------           ---------       -----------
NET ASSETS:
Investments in Hercules Incorporated
    Common stock                          $  50,397,120      $ 106,336,130       $  48,627,262      $ 110,938,723
Contributions receivable                        --                 299,289             --                 302,524
Accrued interest payable                        --                (299,289)            --                (302,524)
Loan payable                                    --             (92,500,000)            --             (93,500,000)
                                          -------------       -------------      -------------      -------------
                                          $  50,397,120      $  13,836,130       $  48,627,262      $  17,438,723
                                          =============      =============       =============      =============

                                             Year Ended
                                          December 31, 1999
                                          -----------------
                                    Allocated         Unallocated
                                    ---------         -----------
Changes in net assets:
Net appreciation in fair value
      of investments:               $ 1,017,097       $ 2,364,083
Dividends                                --             6,154,983
Employer contributions                   --             3,174,581
Benefits paid to participants        (6,074,466)           --
Interest expense                         --            (8,329,565)
Allocation of shares under
      ESOP provision                  6,966,675        (6,966,675)
Transfers to other investment
          options                      (139,448)           --
                                    -----------       -----------
Net increase (decrease)             $ 1,769,858       ($3,602,593)
                                    ===========       ===========

5.     ESOP LOAN, COMPANY LOAN GUARANTEE, AND EMPLOYER CONTRIBUTIONS
         The ESOP loan is secured by the unallocated shares of Hercules Incorporated Common Stock and is guaranteed by the Company. At December 31, 1999, the Plan held 3,814,749 unallocated shares of the Common Stock with a fair value of $106,336,130. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.36% from December 3, 1997 to October 15, 1998; and 8.96% from October 16, 1998 to December 31, 1999. Debt service contributions paid to the ESOP during 1999 and 1998 totaled approximately $9,332,800 and $8,958,133, respectively, including dividends of $6,154,983 and $7,246,126, respectively. An additional contribution of $299,289 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 1999.

         The ESOP loan matures on June 19, 2009 and requires principal payments of $1,500,000 in 2000, $2,500,000 in 2001, $4,000,000 in 2002, $5,000,000 in
2003, $7,000,000 in 2004, and $72,500,000 thereafter. The Company is obligated to maintain certain financial ratios and meet certain net worth and indebtedness tests.

6.     TRANSACTIONS WITH PARTIES-IN-INTEREST
         In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan.

7.     TAX STATUS
         The United States Treasury Department advised on April 2, 1999, that the Plan as amended through April 9, 1998 is a qualified plan under Section 401(a) of the Internal Revenue Code and whose trust is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                            SUPPLEMENTAL SCHEDULES

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                        SUPPLEMENTAL SCHEDULE H, ITEM 4I
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, PAR,
  OR SIMILAR PARTY                                OR MATURITY VALUE             COST             MARKET
  ----------------------------                    -----------------             ----             ------
COMMON STOCK:

   *Hercules Incorporated - ESOP                   5,622,725 shares       $164,686,850      $156,733,250
-----------------------------------------------------------------------------------------------------------------------------------
   *Hercules Incorporated Common Stock             1,144,958 shares         26,623,816        31,915,715
-----------------------------------------------------------------------------------------------------------------------------------
MUTUAL FUNDS:
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Voyager Fund                            2,258,192 shares         52,731,012        71,358,867
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Fund for Growth & Income                1,741,799 shares         35,451,561        32,693,527
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Money Market Fund                       23,987,449 shares        23,987,449        23,987,449
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam New Opportunities Fund                  332,275 shares           21,022,800        30,705,452
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam S&P 500 Index Fund                      410,229 shares           11,051,370        14,333,393
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam U.S. Government Income Trust            538,548 shares            6,959,688         6,640,300
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam International Growth Fund               296,978 shares            6,289,657         8,846,988
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam OTC & Emerging Growth Fund              221,804 shares            4,930,772         8,299,905
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Asset Allocation Balanced Fund          142,023 shares            1,735,351         1,842,038
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Asset Allocation Growth Fund            100,523 shares            1,411,902         1,536,996
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Asset Allocation Conservative Fund      126,879 shares            1,332,403         1,339,847
-----------------------------------------------------------------------------------------------------------------------------------
LOAN FUND:
-----------------------------------------------------------------------------------------------------------------------------------
   *Putnam Loan Fund                               Participant loans;
                                                         between
                                                  8% to 10.5% interest             N/A         3,856,511
-----------------------------------------------------------------------------------------------------------------------------------
Total assets held for investment purposes                                 $358,214,631      $394,090,238
-----------------------------------------------------------------------------------------------------------------------------------

*Indicates party-in-interest to the Plan.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                        SUPPLEMENTAL SCHEDULE H, ITEM 4J
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1999

IDENTITY OF PARTY INVOLVED                                            PURCHASE         SELLING          COST OF            GAIN
CATEGORY (I):                       DESCRIPTION OF ASSET                PRICE            PRICE            ASSET            (LOSS)

-----------------------------------------------------------------------------------------------------------------------------------
*Putnam Fiduciary Trust      Hercules Incorporated Common Stock      $26,354,131          --           $26,354,131          --
-----------------------------------------------------------------------------------------------------------------------------------
*Putnam Fiduciary Trust      Hercules Incorporated Common Stock           --          $ 7,297,467      $ 5,534,196      $ 1,763,271
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
*Putnam Fiduciary Trust      Hercules Incorporated ESOP Stock        $ 7,052,877          --           $ 7,052,877          --
-----------------------------------------------------------------------------------------------------------------------------------
*Putnam Fiduciary Trust      Hercules Incorporated ESOP Stock             --          $ 6,300,117      $ 4,973,191      $ 1,326,926
-----------------------------------------------------------------------------------------------------------------------------------

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                    BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN




                                     /s/ Ralph L. MacDonald, Jr.
                                     ---------------------------
                                      Ralph L. MacDonald, Jr., Chairman
                                      Finance Committee, Hercules Incorporated,
                                      Plan Administrator



Date: July 13, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of the statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania 19103
July 11, 2000

EXHIBIT INDEX


NUMBER            DESCRIPTION

23.1     Consent of PricewaterhouseCoopers LLP
